Exhibit 99.1

Postmedia Obtains Final Court Order Approving Recapitalization Transaction

TORONTO--(BUSINESS WIRE)--September 12, 2016--Postmedia Network Canada Corp. (“PNCC” or the “Company”) announced today that, in connection with the previously announced proposed recapitalization transaction (the “Recapitalization Transaction”) described in the Company’s management information circular dated August 5, 2016, the Company, Postmedia Network Inc. (“PNI”) and PNI’s subsidiary, 9854711 Canada Limited, have obtained a final court order from the Ontario Superior Court of Justice (Commercial List) approving the plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”) pursuant to which the Recapitalization Transaction is being implemented. As previously announced, the Plan of Arrangement was approved by shareholders of the Company and PNI’s first lien noteholders and second lien noteholders at the shareholders’ and noteholders’ meetings held on September 7, 2016.

It is expected that the Recapitalization Transaction will be completed on or about September 30, 2016, subject to the satisfaction or waiver of all other conditions to the Plan of Arrangement.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

Forward-Looking Statements

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to: the implementation, completion and timing of the Recapitalization Transaction. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risk that the Recapitalization Transaction may not obtain the required approvals or be completed on the terms or on the timeline described in this press release or at all; the costs associated with the Recapitalization Transaction; and the risk that the anticipated benefits and consequences of the Recapitalization Transaction may not be achieved. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013 and in our annual information form dated November 25, 2015. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia
Media Contact
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com